Mail Stop 4561

June 18, 2007

Via U.S. Mail and Fax (011-86-535-465-2032)
Mr. Qu Shizhi
Chief Financial Officer
Yantai Dahua Holdings Company Limited
East of Muping
Yantai, Shandong, PRC

   RE: **Yantai Dahua Holdings Company Limited**
      Form 20-F for the period ended December 31, 2006
      Filed March 14, 2007
      File No. 0-50184

Dear Mr. Qu:

   We have reviewed your response letter dated June 4, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Currency Of Our Operating Subsidiary Is Not Freely Convertible, page 7

1. We have reviewed your response to prior comment 3. Please tell us how you determined that only $42,249 of the subsidiary's net assets is restricted. It appears that all of the net assets of your subsidiary are restricted.

Consolidated Statements of Cash Flows, page F-5

2.   Your response to prior comment 20 indicates that amounts due to related parties result from borrowing, which would constitute financing activities. As such, please revise to remove changes in due to a related party from the operating section of your statements of cash flows and include line items for borrowings from related parties and repayments to related parties in the financing section.

3.   Please clarify to us if the line items (repayment)/addition of bank loans and addition/(repayment) of amounts borrowed represent net amounts. If so, in future filings please revise to present borrowings and repayments separately.

Note 3. Provision for Income Taxes, page F-12

4.   We have reviewed your response to prior comment 18. In future filings please revise your disclosure to include the information in your response. Also, include in your disclosure discussion of the differences between the GAAP of China and U.S. GAAP that give rise to your profitability under the GAAP of China.

Note 7 – Banking Facilities, page F-13

5.   We have reviewed your response to prior comment 19. In future filings please revise your disclosure to include the information in your response.

        Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

                        Sincerely,

                        Daniel L. Gordon
                        Branch Chief